Filed by Amryt Pharma plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Chiasma, Inc.
(Commission File No. 001-37500)
Date: May 5, 2021

Dr. Joe Wiley, Chief Executive Officer of Amryt Pharma plc, sent the following communication to all Amryt employees on May 5, 2021:

Dear all,

I wanted to update you on a significant and exciting development in the Amryt journey!

As an important step forward in our vision to become a leading global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, Amryt is today announcing it has reached an agreement to acquire Chiasma Inc. See press release here [insert link].

Chiasma is a Boston based, rare disease business that has one commercially approved product, Mycapssa® for the treatment of acromegaly, in the U.S, with potential for approval in other jurisdictions.

By combining the businesses we will be able to increase the scale of our U.S customer facing teams and add more breath and depth to our endocrinology portfolio due to the 100% overlap with Myalept®. This presents an exciting opportunity to potentially drive further growth in both Mycapssa and Myalept.

Amryt and Chiasma have strong cultural alignment, particularly on our focus on people and patients.

I recently shared Amryt Vision 2025 – this transaction brings us significantly down the path towards realising that vision, and on a potential path to $1 billion in revenues.

I recognise it is important that I keep you all updated as the transaction progresses. I welcome any questions you have on this, and as a first step I will host a Townhall later today at 12:00 ET / 17:00 BST / 18:00 CET during which I will share my excitement!

This is an opportunity for you to ask any initial questions you may have. At this stage I may not have all the answers, however over the next few weeks and months I commit to providing further information.

I am really excited about this next step for Amryt and I am confident that this is the right decision for our company, and most importantly, for our patients.

Kind regards
Joe

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, Amryt intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction.  This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Chiasma.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION.  Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.

Participants in the Solicitation
Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.